Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Co-Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
X: @Dianaship

Investor Relations/Media Contact:
Nicolas Bornozis / Daniela Guerrero
Capital Link, Inc.
230 Park Avenue, Suite 1540
New York, N.Y. 10169
Tel.: (212) 661-7566
Email: diana@capitallink.com

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2025; DECLARES CASH
DIVIDEND OF $0.01 PER COMMON SHARE FOR THE SECOND QUARTER 2025

ATHENS, GREECE, July 30, 2025 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels, today reported net income of $4.5 million and net income attributable to common stockholders of $3.1 million for the second quarter of 2025. This compares to a net loss of $2.8 million and a net loss attributable to common stockholders of $4.2 million for the second quarter of 2024. Earnings per share for the second quarter of 2025 were $0.03 basic and diluted, compared to loss per share of $0.04 basic and diluted in the same quarter of 2024.

Time charter revenues were $54.7 million for the second quarter of 2025, compared to $56.0 million for the same quarter of 2024. The decrease in time charter revenues, compared to the same quarter last year, was due to decreased ownership days and was partly offset by increased average charter rates.

Net income for the six months ended June 30, 2025, amounted to $7.5 million and net income attributable to common stockholders amounted to $4.7 million. This compares to a net loss of $0.7 million and a net loss attributable to common stockholders of $3.6 million for the same period in 2024. Time charter revenues for the six months ended June 30, 2025, were $109.6 million, compared to $113.6 million for the same period in 2024. Earnings per share for the six months ended June 30, 2025 were $0.04 basic and diluted, compared to a loss per share of $0.03 basic and diluted for the same period in 2024.

Dividend Declaration

The Company has declared a cash dividend on its common stock of $0.01 per share, based on the Company’s results of operations during the quarter ended June 30, 2025. The cash dividend will be payable on September 11, 2025, to all common shareholders of record as of August 21, 2025. As of July 29, 2025, the Company has 115,775,463 common shares issued and outstanding and there were 16,211,330 outstanding warrants.

Fleet Employment (As of July 29, 2025)

	VESSEL	SISTER SHIPS*	GROSS RATE (USD PER DAY)	COM**	CHARTERERS	DELIVERY DATE TO CHARTERERS***	REDELIVERY DATE TO OWNERS****	NOTES
	BUILT DWT
9 Ultramax Bulk Carriers
1	DSI Phoenix	A	16,500	5.00%	Bulk Trading SA	6/May/2024	3/Aug/2025	1
	2017 60,456		13,500	4.75%	Cargill Ocean Transportation (Singapore) Pte. Ltd.	3/Aug/2025	1/Oct/2026 - 30/Nov/2026	2
2	DSI Pollux	A	14,000	4.75%	Cargill Ocean Transportation (Singapore) Pte. Ltd.	28/Dec/2023	20/Aug/2025 - 20/Oct/2025
	2015 60,446
3	DSI Pyxis	A	13,100	5.00%	Stone Shipping Ltd.	8/Nov/2024	20/Feb/2026 - 20/Apr/2026
	2018 60,362
4	DSI Polaris	A	15,400	5.00%	Stone Shipping Ltd.	20/Jul/2024	1/Jul/2025
	2018 60,404		12,250	4.75%	Cargill Ocean Transportation (Singapore) Pte. Ltd.	1/Jul/2025	21/Jul/2026 - 21/Sep/2026
5	DSI Pegasus	A	15,250	4.75%	Cargill Ocean Transportation (Singapore) Pte. Ltd.	5/Sep/2024	25/Jul/2025	3
	2015 60,508
6	DSI Aquarius	B	13,300	5.00%	Bunge SA, Geneva	6/Dec/2024	6/Oct/2025 - 21/Dec/2025
	2016 60,309
7	DSI Aquila	B	12,250	5.00%	Western Bulk Carriers AS	21/Jan/2025	1/Aug/2025 - 5/Sep/2025	4
	2015 60,309
8	DSI Altair	B	15,750	5.00%	Propel Shipping Pte. Ltd.	28/Sep/2024	1/Nov/2025 - 31/Dec/2025
	2016 60,309
9	DSI Andromeda	B	14,000	4.75%	Cargill Ocean Transportation (Singapore) Pte. Ltd.	28/Mar/2025	15/Nov/2025-15/Jan/2026	5
	2016 60,309
6 Panamax Bulk Carriers
10	LETO		12,275	4.75%	Cargill International SA, Geneva	4/Apr/2025	16/Jul/2026 - 16/Sep/2026	6
	2010 81,297
11	SELINA	C	10,500	5.00%	Raffles Shipping International Pte. Ltd.	17/Oct/2024	14/Apr/2025	7
	2010 75,700		6,500	5.00%	Reachy Shipping (SGP) Pte. Ltd.	13/May/2025	12/Jul/2025	8
12	MAERA	C	8,400	5.00%	China Resource Chartering Limited	15/Dec/2024	20/Sep/2025-20/Nov/2025
	2013 75,403
13	ISMENE		12,650	5.00%	Paralos Shipping Pte., Ltd.	13/Sep/2023	24/Apr/2025
	2013 77,901		11,000	5.00%	China Resource Chartering Pte. Ltd.	24/Apr/2025	20/Mar/2026 - 20/May/2026
14	CRYSTALIA	D	13,900	5.00%	Louis Dreyfus Company Freight Asia Pte. Ltd.	4/May/2024	4/Feb/2026 - 4/Jun/2026
	2014 77,525
15	ATALANDI	D	14,600	4.75%	Cargill International SA, Geneva	20/Jul/2024	8/Jun/2025
	2014 77,529		10,100	5.00%	Stone Shipping Ltd.	8/Jun/2025	15/Jun/2026 - 15/Aug/2026	9
6 Kamsarmax Bulk Carriers
16	MAIA	E	11,600	5.00%	Paralos Shipping Pte. Ltd.	9/Dec/2024	1/Nov/2025 - 31/Dec/2025
	2009 82,193
17	MYRSINI	E	13,000	4.75%	Cargill International SA, Geneva	26/Feb/2025	1/Jan/2026 - 28/Feb/2026
	2010 82,117
18	MEDUSA	E	13,000	4.75%	Cargill International SA, Geneva	16/Mar/2025	15/May/2026 - 15/Jul/2026
	2010 82,194
19	MYRTO	E	12,000	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	23/Dec/2024	1/Mar/2026 - 15/May/2026
	2013 82,131
20	ASTARTE		14,000	5.00%	Paralos Shipping Pte. Ltd.	19/Aug/2024	2/Aug/2025	1
	2013 81,513		12,500	5.00%	Propel Shipping Pte. Ltd.	2/Aug/2025	16/Aug/2026 - 16/Oct/2026	2
21	LEONIDAS P. C.		17,000	5.00%	Ming Wah International Shipping Company Limited	22/Feb/2024	20/Aug/2025 - 20/Sep/2025	4
	2011 82,165

4 Post-Panamax Bulk Carriers
22	AMPHITRITE	F	12,100	5.00%	Cobelfret S.A., Luxembourg	8/Jan/2025	1/Jan/2026 - 15/Mar/2026	10
	2012 98,697
23	POLYMNIA	F	17,500	5.00%	Reachy Shipping (SGP) Pte. Ltd.	8/Jun/2024	1/Aug/2025 - 30/Aug/2025	4
	2012 98,704
24	ELECTRA	G	14,000	4.75%	Aquavita International S.A.	3/Jun/2024	15/Oct/2025 - 31/Dec/2025
	2013 87,150
25	PHAIDRA	G	12,000	4.75%	Aquavita International S.A.	12/Oct/2024	31/May/2025
	2013 87,146		9,750	5.00%	SwissMarine Pte. Ltd., Singapore	31/May/2025	1/Jan/2026 - 28/Feb/2026
8 Capesize Bulk Carriers
26	SEMIRIO	H	16,650	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	11/Feb/2025	15/Feb/2026 - 15/Apr/2026
	2007 174,261
27	NEW YORK	H	17,600	5.00%	SwissMarine Pte. Ltd., Singapore	11/Jan/2025	15/Jan/2026 - 30/Mar/2026	11,12
	2010 177,773
28	SEATTLE	I	17,500	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	1/Oct/2023	1/Aug/2025 - 30/Sep/2025	4
	2011 179,362
29	P. S. PALIOS	I	27,150	5.00%	Bohai Shipping (HEBEI) Co., Ltd.	7/May/2024	1/Nov/2025 - 31/Dec/2025
	2013 179,134
30	G. P. ZAFIRAKIS	J	26,800	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	16/Sep/2024	16/Aug/2026 - 16/Nov/2026
	2014 179,492
31	SANTA BARBARA	J	22,000	5.00%	Mitsui O.S.K. Lines, Ltd.	27/Dec/2024	20/Oct/2025 - 20/Dec/2025	13
	2015 179,426
32	NEW ORLEANS		20,000	5.00%	Kawasaki Kisen Kaisha, Ltd.	7/Dec/2023	15/Aug/2025 - 31/Oct/2025	13,14
	2015 180,960
33	FLORIDA		25,900	5.00%	Bunge S.A., Geneva	29/Mar/2022	29/Jan/2027 - 29/May/2027	5
	2022 182,063
4 Newcastlemax Bulk Carriers
34	LOS ANGELES	K	28,700	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	20/Jul/2024	1/Oct/2025 - 15/Dec/2025
	2012 206,104
35	PHILADELPHIA	K	22,500	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	4/Feb/2024	29/May/2025
	2012 206,040		21,500	5.00%	Refined Success Limited	29/May/2025	9/Jun/2026 - 8/Aug/2026
36	SAN FRANCISCO	L	26,000	5.00%	SwissMarine Pte. Ltd., Singapore	1/Mar/2025	25/Oct/2026 - 25/Dec/2026
	2017 208,006
37	NEWPORT NEWS	L	20,000	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	20/Sep/2023	16/Jun/2025
	2017 208,021		25,000	5.00%	Bohai Ocean Shipping (Singapore) Holding Pte. Ltd.	16/Jun/2025	1/Sep/2026 - 31/Oct/2026

* Each dry bulk carrier is a “sister ship”, or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1Estimated redelivery date from the charterers.
2Estimated delivery date to the charterers.
3Currently without an active charterparty. Vessel on scheduled drydocking.
4Based on latest information.
5Bareboat chartered-in for a period of ten years.
6Vessel on scheduled drydocking from March 9, 2025 until April 4, 2025.
7Vessel on scheduled drydocking from April 14, 2025 until May 13, 2025.
8Vessel was sold and delivered to her new Owners on July 15, 2025.
9The charter rate was US$9,000 per day for the first thirty-five (35) days of the charter period.
10The charter rate was US$8,750 per day for the first fifty (50) days of the charter period.
11The charter rate was US$6,300 per day for the first trip of the charter period.
12Vessel off hire for drydocking from February 23, 2025 until April 7, 2025.
13Bareboat chartered-in for a period of eight years.
14Vessel off-hire for about 11.45 days.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024

STATEMENT OF INCOME DATA (in thousands of US Dollars)
Time charter revenues	$54,688	$56,000	$109,625	$113,648
Voyage expenses	3,114	3,145	6,064	6,413
Vessel operating expenses	20,012	21,269	39,962	42,133
Net income/(loss)	4,542	(2,764)	7,539	(706)
Net income/(loss) attributable to common stockholders	3,100	(4,206)	4,655	(3,590)
FLEET DATA
Average number of vessels	37.0	39.0	37.4	39.4
Number of vessels	37.0	39.0	37.0	39.0
Weighted average age of vessels	11.7	10.9	11.7	10.9
Ownership days	3,367	3,549	6,768	7,162
Available days	3,329	3,499	6,632	7,112
Operating days	3,312	3,496	6,602	7,078
Fleet utilization	99.5%	99.9%	99.5%	99.5%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$15,492	$15,106	$15,615	$15,078
Daily vessel operating expenses (2)	$5,944	$5,993	$5,905	$5,883

Non-GAAP Measures

(1) Time charter equivalent rate, or TCE, is defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period. Our method of computing TCE rate may not necessarily be comparable to TCE rates of other companies due to differences in methods of calculation. TCE is a non-GAAP measure, and management believes it is useful to investors because it is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts. TCE is used by management to assess and compare the vessels’ profitability.

(2) Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period

Conference Call and Webcast Information

The Company’s management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Wednesday, July 30, 2025.

Investors may access the webcast by visiting the Company’s website at www.dianashippinginc.com, and clicking on the webcast link. An accompanying investor presentation also will be available via the webcast link and on the Company’s website. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 13754872.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, tariff policies and other trade restrictions, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
REVENUES:
Time charter revenues	$54,688	$56,000	$109,625	$113,648
OPERATING EXPENSES
Voyage expenses	3,114	3,145	6,064	6,413
Vessel operating expenses	20,012	21,269	39,962	42,133
Depreciation and amortization of deferred charges	11,596	11,004	22,839	22,106
General and administrative expenses	8,944	8,197	17,133	16,729
Management fees to a related party	303	333	636	666
Gain on sale of vessels	(4)	-	(1,500)	(1,572)
Other operating (income)/loss	299	(104)	460	(389)
Operating income, total	$10,424	$12,156	$24,031	$27,562

OTHER INCOME/(EXPENSE)
Interest expense and finance costs	(10,812)	(11,594)	(21,890)	(23,650)
Interest and other income	1,915	2,041	3,778	3,776
Gain/(loss) on derivative instruments	(67)	23	(227)	361
Gain/(loss) on related party investments	3,540	(3,467)	2,482	(1,351)
Loss on equity securities	(403)		(403)	(400)
Gain/ (loss) on warrants	474	(2,090)	515	(6,773)
Gain(loss) from equity method investments	(529)	167	(747)	(231)
Total other expenses, net	$(5,882)	$(14,920)	$(16,492)	$(28,268)

Net income/(loss)	$4,542	$(2,764)	$7,539	$(706)
Dividends on series B preferred shares	(1,442)	(1,442)	(2,884)	(2,884)

Net income/(loss) attributable to common stockholders	3,100	(4,206)	4,655	(3,590)

Earnings/(loss) per common share, basic and diluted	$0.03	$(0.04)	$0.04	$(0.03)

Weighted average number of common shares outstanding, basic	110,664,067	115,236,048	110,095,604	112,818,414
Weighted average number of common shares outstanding, diluted	110,664,067	115,236,048	110,095,604	112,818,414

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024

Net Income/(loss)	$4,542	$(2,764)	$7,539	$(706)
Currency translation adjustment	3,208	-	3,208	-
Comprehensive Income/(loss)	$7,750	$(2,764)	$10,747	$(706)

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	June 30, 2025		December 31, 2024*
ASSETS	(unaudited)

Cash, cash equivalents, restricted cash and time deposits	$149,598	**	$207,166	**
Investments in equity securities	24,353		-
Other current assets	28,803		18,443
Fixed assets	844,658		880,145
Investments in related parties and equity method investments	64,196		47,240
Other noncurrent assets	19,607		18,024
Total assets	$1,131,215		$1,171,018

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term debt and finance liabilities, net of deferred financing costs	$610,207		$637,525
Other liabilities	28,166		28,436
Total stockholders' equity	492,842		505,057
Total liabilities and stockholders' equity	$1,131,215		$1,171,018
*  The balance sheet data has been derived from the audited consolidated financial statements at that date.
**  Includes time deposits of $66 million and $64 million as of June 30, 2025 and December 31, 2024, respectively.

OTHER FINANCIAL DATA (unaudited)
	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024

Net cash provided by operating activities	$8,623	$11,218	$25,835	$49,183
Net cash provided by/(used in) investing activities	(39,877)	7,425	(29,333)	(13,624)
Net cash used in financing activities	$(16,801)	$(20,576)	$(56,570)	$(37,110)